SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    March, 2000

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

                                  DSP SYSTEMS WORLDWIDE
                                               SPECTRUM
                                               --------


F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------

RELEASE  DATE: March  24,  2000
CONTACT:       Karen  Elliott,  Spectrum  -  Investor  Communications,
               604-421-5422
               Email:  Karen_Elliott@spectrumsignal.com
               Julie Bevacqua, Spectrum - Marketing Communications, 604-421-5422
               Email:  Julie_Bevacqua@spectrumsignal.com


         SPECTRUM SIGNAL PROCESSING LICENSES VIRATA CORPORATION SOFTWARE
                TO PROVIDE INTEGRATED TELECOMMUNICATIONS SYSTEMS

BURNABY, B.C., CANADA - MARCH 24, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leader in multiprocessing computer systems, today announced a licensing and partnering agreement with Virata Corporation (NASDAQ:
VRTA), a leading supplier of broadband communications equipment. This agreement allows Spectrum to combine its high-density signal processing capabilities with Virata's leading-edge vCore software to address the fast growing market for converging telecommunication infrastructure products.

Virata acquired the vCore software when it purchased telephony software provider, D2 Technologies, earlier this year. The vCore software is based on D2's VP Open real-time DSP software environment and a rich library of field-proven telephony algorithms. By licensing Virata's voice processing vCore algorithms and integrating them with its own application software and high-performance signal processing hardware, Spectrum will have the ability to penetrate a range of telecommunications infrastructure applications such as carrier-class gateways for VoIP and VoDSL, enterprise gateways, wireless base station controllers and other future wireline and wireless applications.

"We are extremely pleased to have Spectrum license our technology and deliver innovative telecommunications applications to the growing broadband market," said David Wong, president of D2 Technologies. "By combining our advanced vCore technology with Spectrums' leading software and hardware solutions, Spectrum will be able to deliver a price competitive solution that will also speed customers time to market."

"This agreement provides us with Virata's vCore software offering, which we will port to our high-performance signal processing platforms. In addition, by leveraging our own software expertise, Spectrum will augment the vCore software suite to create industry-leading solutions. The flexibility and breadth of Virata's software, allows Spectrum to create focused solutions tailored for telecommunications customers and offer a very attractive platform that is technologically advanced, flexible and upgradeable," said Pascal Spothelfer, President and CEO of Spectrum.

Spectrum will port the vCore software to a variety of high-density signal processing platforms based on Texas Instrument's (NYSE: TXN) DSP chips, and will be sampling its first solution in the second quarter of this year, with mass production beginning in the fourth quarter. Market-ready telecommunications solutions from Spectrum, based on the industry standard PMC and CompactPCI hardware form-factors, will assist telecommunications systems providers to accelerate their development and gain valuable time-to-market and technical advantages.

Under the terms of the agreement, Spectrum will license Virata's current vCore algorithms and framework and will have access to future algorithms developed by Virata as they expand their expertise in the wireless and DSL markets. The two companies will also co-promote each other's technologies and cooperate in marketing and promotional activities.

ABOUT  SPECTRUM  SIGNAL  PROCESSING
Spectrum Signal Processing is a world leader in multiprocessing computer systems, designing sophisticated hardware and software solutions for commercial and defense customers in three key markets - signal intelligence, sensor systems and telecommunications. Company news and product information can be found on the web at http://www.spectrumsignal.com.

ABOUT  VIRATA  CORPORATION
Santa Clara-based Virata Corporation provides communications processors combined with integrated software modules to manufacturers of equipment utilizing digital subscriber line (DSL) technologies. These "integrated software on silicon" product solutions enable customers to develop a diverse range of DSL equipment including modems, gateways, routers, and IADs targeted at the voice and high-speed data network access, or broadband, market. Virata's products are designed to enable DSL equipment manufacturers to simplify product development, reduce the time it takes for products to reach the market and focus resources on product differentiation and improvement.

Virata is a principal member of the ATM and DSL Forums, and is a member of the ITU. A publicly traded company on the Nasdaq stock exchange, Virata was founded in 1993 and maintains operations in Santa Clara and Santa Barbara, California; Cambridge, U.K.; and Raleigh, North Carolina. For more information, visit Virata at http://www.virata.com.

This news release contains forward-looking statements related to Spectrum's partnership with Virata Corporation. These forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other related risks. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        March 24,2000             and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)